BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.           Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp.
900 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.           Date of Material Change

The date of the material change is June 27, 2011.

3.           News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:                                         June 27, 2011

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4.           Summary of Material Change

Yukon-Nevada Gold Corp. (the “Company”) announces corporate appointments.

5.           Full Description of Material Change

The Company announces the appointment of Randy Reichert as Chief Operating Officer (“COO”). Mr. Reichert brings 23 years’ experience to the Company from his international work at various operating mines and process facilities and will be key in continuing to improve the Company’s operational effectiveness at Jerritt Canyon. Jerritt Canyon is a gold producing property located near Elko, Nevada operated by Queenstake Resources Ltd., a wholly owned subsidiary of the Company.

Most recently Mr. Reichert was President and COO for Colossus Minerals Inc responsible for the development of the Serra Pelada project in Brazil. Prior to this he was COO of Oriel Resources plc and Orsu Metals Corp. Mr. Reichert spent over five years in Russia with Bema Gold, and subsequently Kinross Gold Corporation. Within those five years he held the position of General Manager, Operations of the Kupol gold mine in Chukotka, Russia and General Manager for the Julietta gold mine in Magadan, Russia. He has also held positions within various mining operations with Cominco Limited, now Teck, prior to working for Bema Gold.

Graham Dickson, previous Chief Operating Officer, has moved into the new role of Senior Vice President Acquisitions and Corporate Development.

6.           Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.           Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.           Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:                                         Robert F. Baldock, President and CEO

Bus.                                            Tel: (604) 688-9427

9.           Date of Report

Dated at Vancouver, BC this 29th day of June, 2011.

“Robert F. Baldock”
Robert F. Baldock, President and CEO